Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-227001

Pricing Supplement Dated February 5, 2020 To the Product Prospectus Supplement FIN-1 Dated September 20, 2018, and the Prospectus and Prospectus Supplement, each dated September 7, 2018	$100,000,000 Fixed to Floating Rate Notes, Due February 10, 2023 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to Floating Rate Notes (the “Notes”) described below.
The CUSIP number for the Notes is 78014RCE8.
The Notes will pay interest quarterly on the 10th day of each of February, May, August and November, commencing on May 10, 2020 and ending on the Maturity Date. Interest will accrue on the Notes at the following rates during the indicated years of their term:
•	Until August 10, 2020:	2.05%
•	August 11, 2020 to Maturity Date:	3 Month USD LIBOR + 0.25%, subject to a Coupon Floor of 0.25%
The Notes will not be listed on any securities exchange.
The Notes will be bail-inable notes (as defined in the accompanying prospectus supplement dated September 7, 2018) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, LLC (“RBCCM”) has offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at a purchase price of 99.90% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on February 10, 2020, against payment in immediately available funds.

RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	February 5, 2020
Issue Date:	February 10, 2020
Maturity Date:	February 10, 2023
Interest Rate:	From (But Not Including) Issue Date to August 10, 2020: 2.05%
	August 11, 2020 to Maturity Date:	3 Month USD LIBOR + 0.25%, subject to the Coupon Floor.
The Interest Rate on the Notes will not be less than 0.25% per annum.
Reference Rate:	3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page
Determination of LIBOR:	For additional information as to the determination of the Reference Rate and the calculation of interest after the second year of the term of the Notes, see “Determination of USD LIBOR” below.
Coupon Floor:	0.25% per annum.
Spread:T	0.25%
Day Count Fraction:	30/360
Type of Note:	Fixed to Floating Rate Notes
Interest Payment Dates:
Quarterly, on February, May, August and November of each year, commencing on May 10, 2020, and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-20 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.
Interest Determination Dates During Floating Rate Period:	The Reference Rate is set two London business days prior to the start of the applicable Interest Period.
Redemption:	Not Applicable. The Notes are not redeemable prior to maturity.

P-2	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
Survivor’s Option:	Not Applicable.
Canadian Bail-in Powers Acknowledgment:	The Notes are bail-inable notes. See “Specific Terms of the Notes—Agreement with Respect to the Exercise of Canadian Bail-in Powers.”
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, the Notes may be issued with de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated September 20, 2018 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated September 7, 2018 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

Calculation Agent:	RBC Capital Markets, LLC.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated September 7, 2018).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement FIN-1 dated September 20, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement FIN-1 dated September 20, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038802/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” the “Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated September 20, 2018 and the prospectus supplement and prospectus, each dated September 7, 2018. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.
LIBOR May Be Discontinued After 2021, and a Benchmark Transition Event and its Related Benchmark Replacement Date May Occur Prior to Such Discontinuance.
As noted under “Risk Factors – Risks Relating to Floating Rate Notes” in the accompanying prospectus supplement dated September 7, 2018, the continuation of USD LIBOR on the current basis cannot and will not be guaranteed after 2021.
In addition, a Benchmark Transition Event and its related Benchmark Replacement Date (both as defined under “Determination of USD LIBOR — Effect of Benchmark Transition Event” below (the “Benchmark Transition Provisions”)) may occur even if banks are submitting rates for the calculation of LIBOR and USD LIBOR rates are being published.  See the definition of “Benchmark Transition Event.”
The Effect of a Benchmark Transition Event on the Notes is Uncertain.
It is not possible to predict the effect that a Benchmark Transition Event will have on the Notes.  If we or the calculation agent (after consultation with us) determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR, then a Benchmark Replacement (defined in the Benchmark Transition Provisions) will be selected by us or the calculation agent (after consultation with us) in accordance with the Benchmark Transition Provisions.  The selection of a Benchmark Replacement, and any decisions, determinations or elections made by us or the calculation agent in connection with implementing a Benchmark Replacement with respect to the Notes in accordance with the Benchmark Transition Provisions, could result in adverse consequences to the amount of interest payable on the Notes, which could adversely affect the return on, value of and market for the Notes.  Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to USD LIBOR, or that any Benchmark Replacement will produce the economic equivalent of USD LIBOR.  See “Determination of USD LIBOR” below.
The Secured Overnight Financing Rate Is a Relatively New Reference Rate and its Composition and Characteristics Are Not the Same as USD LIBOR.
Under the Benchmark Transition Provisions of the Notes, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR, then the rate of interest on the Notes may be determined based on the Secured Overnight Financing Rate (“SOFR”).
On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified SOFR as the rate that, in the consensus

P-5	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts.  SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018.  The Federal Reserve Bank of New York has also begun publishing historical indicative Secured Overnight Financing Rates from 2014.  Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.
The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons.  First, SOFR is a secured rate, while LIBOR is an unsecured rate.  Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months).  As a result, there can be no assurance that SOFR (including Term SOFR and Compounded SOFR, both as defined in the Benchmark Transition Provisions) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.
Additionally, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR.  Although changes in Term SOFR and Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates.  In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market.  The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range.  There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain.  The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the Notes.
SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or the availability of SOFR at any time.  There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes.  If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes.  In addition, the Federal Reserve Bank of New York may withdraw, modify or amend published SOFR data in its sole discretion and without notice.  The interest rate for any interest period will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.
Since SOFR is a relatively new reference rate, the Notes may not have an established trading market if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR, and an established trading market may never develop or may not be very liquid.  Market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result.  Similarly, if SOFR does not prove to be widely used in securities such as the Notes, the trading price of the Notes may be lower than those of Notes linked to reference rates that are more widely used.  Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

P-6	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
The Development of Term SOFR Is Uncertain.
Under the terms of the Notes, the first Benchmark Replacement will be based on Term SOFR, a forward-looking term rate for a tenor of three months that will be based on SOFR.  Term SOFR does not currently exist and is currently being developed under the sponsorship of the ARRC.  There is no assurance that the development of Term SOFR, or any other forward-looking term rate based on SOFR, will be completed.  Uncertainty surrounding the development of forward-looking term rates based on SOFR could have a material adverse effect on the return on, value of and market for the Notes.

P-7	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
DETERMINATION OF USD LIBOR
USD LIBOR will be the offered rate appearing on the Refinitiv page LIBOR01 as of 11:00 A.M., London time, on the relevant interest determination date, for deposits in U.S. dollars having the relevant index maturity (e.g., three months) beginning on the relevant interest reset date.  “Refinitiv page LIBOR01” refers to the LIBOR01 page on the Refinitiv Eikon service (or any successor service) (or any replacement page or pages on the Refinitiv Eikon service or any successor service on which London interbank rates of major banks for U.S. dollars are displayed).
If the rate described above does not so appear on the Refinitiv page LIBOR01, then USD LIBOR for that interest reset date will be equal to such rate on the interest determination date when USD LIBOR for the relevant index maturity was last available on the Refinitiv page LIBOR01, as determined by the calculation agent.
Effect of Benchmark Transition Event
Notwithstanding the foregoing, if we determine, or the calculation agent (after consultation with us) determines, that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.
In connection with the implementation of a Benchmark Replacement, we or the calculation agent (after consultation with us) will have the right to make Benchmark Replacement Conforming Changes from time to time.
Any determination, decision or election that may be made by us or the calculation agent pursuant to the Benchmark Transition Provisions set forth herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:
•	will be conclusive and binding absent manifest error;
•	if made by us, will be made in our sole discretion;
•	if made by the calculation agent, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we object; and
•
notwithstanding anything to the contrary in the indenture, the form of global note or any other documentation relating to the Notes, shall become effective without consent from the holders of the Notes or any other party.

Any determination, decision or election pursuant to the Benchmark Transition Provisions not made by the calculation agent will be made by us on the basis described above.  In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with the Benchmark Transition Provisions set forth in this pricing supplement.
As used in the Benchmark Transition Provisions set forth herein:
“Benchmark” means, initially, USD LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

P-8	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
“Benchmark Replacement” means the Interpolated Benchmark; provided that if the calculation agent (after consultation with us) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consultation with us) as of the Benchmark Replacement Date:
(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;
(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;
(3)
the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;
(5)
provided that if (i) the Benchmark Replacement cannot be determined in accordance with clause (3) or (4) above as of the Benchmark Replacement Date or (ii) we or the calculation agent (after consultation with us) shall have determined that the ISDA Fallback Rate determined in accordance with clause (4) above is not an industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar denominated floating rate notes at such time, then the Benchmark Replacement shall be the sum of: (a) the alternate rate of interest that has been selected by us or the calculation agent (after consultation with us) as the replacement for the then current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate fixed income instruments at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consultation with us) as of the Benchmark Replacement Date:
(1)
the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;
(3)
the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or the calculation agent (after consultation with us) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “business day” and “interest period,” timing and frequency of determining rates, and making payments of interest, rounding of amounts or tenors and other administrative matters) that we or the calculation agent (after consultation with us) decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or the calculation agent (after consultation with us) decides that adoption of any portion of such market practice is not administratively feasible or that no market practice for use of the Benchmark Replacement exists, in such other manner as we or the calculation agent (after consultation with us) determines is reasonably necessary).

P-9	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:
(1)
in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.
For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to "Benchmark" also include any reference rate underlying such Benchmark (for example, if the Benchmark becomes the sum of (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment in accordance with clause (2) of the definition of “Benchmark Replacement,” references to Benchmark would include SOFR).
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:
(1)
a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.
“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which will be compounded in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each interest period) being established by us or the calculation agent (after consultation with us) in accordance with:
(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:
(2)
if, and to the extent that, we or the calculation agent (after consultation with us) determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate,

P-10	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
and conventions for this rate that have been selected by us or the calculation agent (after consultation with us) giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.
“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.
“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source. We are not incorporating by reference the website or any material it includes in this pricing supplement.
“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.
“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is USD LIBOR, 11:00 a.m. (London time) on the relevant interest determination date, and (2) if the Benchmark is not USD LIBOR, the time determined by us or the calculation agent (after consultation with us) in accordance with the Benchmark Replacement Conforming Changes.
“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York or any successor thereto.
“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s Website.
“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.
“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

P-11	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
 AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement dated September 7, 2018 for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

P-12	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the Floating Rate Period.
The graph below sets forth the historical performance of the Reference Rate from January 1, 2010 through February 5, 2020.
Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-13	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on February 10, 2020, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated September 7, 2018. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 7, 2018.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original Issue Date will be required to specify alternative arrangements to prevent a failed settlement.
After the initial offering of the Notes, the price to the public may change.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or the United Kingdom may be unlawful under the PRIIPs Regulation.

P-14	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated September 7, 2018.

P-15	RBC Capital Markets, LLC